UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 May 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Commences Phase 1 of Share Buyback Programme

Press Release CRH Commences Phase 1 of Share Buyback Programme

On 25 April 2018, CRH plc announced its intention to repurchase ordinary shares of up to €1 billion over the next 12 months. As an initial stage of this wider €1 billion programme, CRH announces that it has entered into arrangements with UBS A.G., London Branch (“UBS”) to repurchase ordinary shares on CRH’s behalf for a maximum consideration of €350 million (the “Phase 1 Programme”).

The Phase 1 Programme will commence today, 2 May 2018, and will end no later than 22 August 2018.

Under the terms of the Phase 1 Programme, ordinary shares will be repurchased on the London Stock Exchange. CRH has entered into non-discretionary instructions with UBS to conduct the Phase 1 Programme on its behalf and to make trading decisions under the Phase 1 Programme independently of CRH in accordance with certain pre-set parameters.

The Phase 1 Programme, the purpose of which is to reduce the share capital of CRH, will be conducted within the limitations of the authority granted at CRH’s AGM on 26 April 2018 to repurchase up to 10% of the Company’s ordinary shares in issue (being 84,101,042 ordinary shares), the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and Chapter 12 of the UK Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

This announcement relates solely to the Phase 1 Programme and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

In connection with the buyback programme and the commencement of the Phase 1 Programme, the Board of Directors has approved the suspension of the scrip dividend. The scrip dividend offers shareholders the right to elect to receive an allotment of additional ordinary shares in respect of all or any part of any dividend in accordance with Article 137(b) of the Company’s Articles of Association. The final 2017 dividend to be paid on 4 May 2018 will not be affected by the scrip dividend suspension.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 02 May 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary